June 27, 2006

VIA HAND DELIVERY AND EDGAR

Jennifer R. Hardy

Legal Branch Chief

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Re:	USG Corporation
Amendment Number Three to Registration Statement on Form S-1
Filed June 13, 2006
File No. 333-132203
Form 10-K for Fiscal Year Ended December 31, 2005
Filed February 14, 2006
File No. 1-08864

Dear Ms. Hardy:

USG Corporation (the “Company”) today filed by EDGAR Amendment No. 4 to its Registration Statement on Form S-1 (the “Registration Statement”). Set forth below are the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”), contained in your letter dated June 19, 2006, with respect to the Amendment No. 3 to Registration Statement filed on June 13, 2006 and the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 filed on February 14, 2006. Capitalized terms used in this letter without definition have the meanings specified in the Registration Statement. Page references contained in the responses below to comments on the Registration Statement are to the enclosed marked copies of the Registration Statement. For your convenience, we have repeated below in bold and italics the Staff’s comments immediately prior to the responses of the Company.

Form S-1

General

1.	We note your response to comment one of our letter dated June 6, 2006. Based on your response and the fact that the private placement to Berkshire Hathaway was not complete at the time you filed your registration statement, you will be conducting a private placement concurrently with your offering. Please supplementally provide to us a detailed legal analysis from counsel as to why your public and private offerings should not be integrated. We may have further comment based on your response.

USG Corporation

June 27, 2006

The Company is supplementally providing the Staff with the following analysis in support of its view that the private placement to Berkshire Hathaway should not be integrated with the rights offering.

The private offering to Berkshire Hathaway should not be integrated with the rights offering because it was completed in a manner that complies with the positions that were adopted by the Staff in its letter dated June 26, 1990 to Black Box Incorporated (the “Black Box Letter”) and its letter dated February 28, 1992 to Squadron, Ellenoff, Pleasant & Lehrer (the “Squadron Letter”). In the Black Box letter, the Staff indicated its view that a private offering would be considered complete for purposes of Rule 152 under the Securities Act of 1933 if there are binding commitments subject only to conditions outside the investor’s control. Berkshire Hathaway’s obligations under the Equity Commitment Agreement relate to a “hell or high water” commitment subject only to the very limited conditions set forth in the Equity Commitment Agreement, each of which is outside the control of Berkshire Hathaway. Based on the Staff’s position, the Company is of the view that Rule 152 should be applied to prevent integration of the private offering to Berkshire Hathaway with the public rights offering to all of the Company’s stockholders.

Furthermore, the Staff has taken the position that an unregistered offering will not be integrated with a simultaneous registered offering if the unregistered offering was made to no more than two or three large institutional accredited investors. Because Berkshire Hathaway is an institutional accredited investor within the meaning of Rule 501(a) under the Securities Act of 1933, the Company is of the view that the issuance and sale of rights and underlying shares of common stock issuable to Berkshire Hathaway in the rights offering should not be integrated with the rights offering in accordance with the principles adopted by the Staff in the Black Box and Squadron Letters.

2.	If the Rights Plan has become effective, please update your prospectus and have counsel revise Exhibits 5.1 and 5.2.

The Staff has advised us that this comment relates to the Company’s plan of reorganization in its bankruptcy proceedings. The Company’s plan of reorganization became effective on June 20, 2006, and the Company is therefore out of bankruptcy. In response to the Staff’s comment, the Company has revised the disclosure on pages 8 and 23 and filed revised opinions of Jones Day and Richards, Layton & Finger, PA as Exhibits 5.1 and 5.2, respectively, to the Registration Statement.

Exhibit 5.2

3.	Please have counsel revise the opinion to clarify that the certificate referred to in item (ix) at the top of page 2 relates to factual matters.

In response to the Staff’s comments, the Company has filed a revised opinion of Richards, Layton & Finger, PA as Exhibit 5.2 to the Registration Statement.

USG Corporation

June 27, 2006

4.	Please have counsel delete the assumption in (a) in the first full paragraph on page 2 with respect to “incumbency, authority, legal right and power.” These appear to be legal conclusions that assume away counsel’s opinion that the Rights are the binding obligations of the registrant.

In response to the Staff’s comments, the Company has filed a revised opinion of Richards, Layton & Finger, PA as Exhibit 5.2 to the Registration Statement.

5.	Please advise as to the purpose for counsel’s assumption in the second to last sentence of the first full paragraph on page 2 with respect to the assumption that “there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein.” This appears overly broad. Alternatively, please have counsel revise to delete this assumption.

In response to the Staff’s comments, the Company has filed a revised opinion of Richards, Layton & Finger, PA as Exhibit 5.2 to the Registration Statement.

6.	Please tell us the purpose of your assumption marked B(a) in the first full paragraph on page 3, given that the registrant is in bankruptcy proceedings.

The Company states that counsel has advised that the assumption marked B(a) in the first full paragraph on page 3 of the opinion is included in respect of a potential future bankruptcy, insolvency or similar proceeding that could impact the validity of the rights to be issued in the rights offering. Such assumption is not intended to relate to the fact that the Company has recently emerged from bankruptcy.

7.	In addition, please advise us as to the purpose for the assumption marked B(c) in the first full paragraph on page 3. This assumption appears overly broad. Alternatively, please have counsel revise to delete this assumption.

In response to the Staff’s comments, the Company has filed a revised opinion of Richards, Layton & Finger, PA as Exhibit 5.2 to the Registration Statement.

* * * * *

USG Corporation

June 27, 2006

Please do not hesitate to call me (312-269-4154) or Charles T. Haag (202-879-3468) if you wish to discuss this letter.

Very truly yours,

/s/ Timothy J. Melton

Timothy J. Melton

Enclosures

cc:	Lesli Sheppard
Securities and Exchange Commission

J. Eric Schaal
Ellis A. Regenbogen
Richard H. Fleming
Stanley L. Ferguson
USG Corporation

Charles T. Haag
Jones Day